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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)*

                                  NYMAGIC, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    629484106
                                 (CUSIP Number)

                                February 14, 1999
             (Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)
            [ ]   Rule 13d-1(c)
            [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 629484106

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Mark W. Blackman
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [ ]
     (b) [ ]
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION    New York State

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NUMBER OF           5.   SOLE VOTING POWER                1,847,798 shares
SHARES              ------------------------------------------------------------
BENEFICIALLY        6.   SHARED VOTING POWER              1,962,674 shares
OWNED BY EACH       ------------------------------------------------------------
REPORTING           7.   SOLE DISPOSITIVE POWER           1,847,798 shares
PERSON WITH:        ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER         1,962,674 shares
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON        1,962,674 shares
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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)         [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    20.3%

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12.  TYPE OF REPORTING PERSON (See Instructions)               IN

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CUSIP NO. 629484106

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     John N. Blackman, Jr.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [ ]
     (b) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION    New York State

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NUMBER OF           5.   SOLE VOTING POWER              1,918,174 shares
SHARES              ------------------------------------------------------------
BENEFICIALLY        6.   SHARED VOTING POWER            2,010,996 shares
OWNED BY EACH       ------------------------------------------------------------
REPORTING           7.   SOLE DISPOSITIVE POWER         1,918,174 shares
PERSON WITH:        ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER       2,010,996 shares
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON        2,010,996 shares
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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)         [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    20.8%

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12.  TYPE OF REPORTING PERSON (See Instructions)               IN

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Amendment No. 14 to Schedule 13G reflects the following transactions by the
Reporting Persons:

Item 1(a).  Name of Issuer: No Change.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  330 Madison Avenue
                  New York, NY  10017

Item 2(a).  Names of Persons Filing: No Changes

Item 2(b).  Address of Principal Business Office:

                  330 Madison Avenue
                  New York, NY  10017

Item 2(c).  Citizenship: No change

Item 2(d).  Title of Class Securities: No change

Item 2(e).  CUSIP Number: No Change.

Item 3. If this statement is filed pursuant to Rules 13-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ] Broker or Dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act").

            (b)   [ ] Bank as defined in Section 3(a)(6) of the Act.

            (c)   [ ] Insurance Company as defined in Section 3(a)(19) of that
                      Act.

            (d)   [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

            (e)   [ ] Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

            (f)   [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

            (g)   [ ] Parent Holding Company, in accordance with Rule
                      13d-1(b)(ii)(G) of the Act.

            (h)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the
                      Act.

                                   No change.

Item 4.     Ownership

            (a)   Amount beneficially owned:


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                  John N. Blackman, Jr. owns of record 1,918,174 shares of
                  Common Stock, and, as trustees of Trusts for the benefit of minors, all of which own of record 92,822 shares of Common Stock, may be deemed to have the power to vote 2,010,996 shares of Common Stock;

                  Mark W. Blackman, owns of record 1,847,798 shares of Common Stock, and as guardian of minors, together owning of record 54,876 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock may be deemed to have the power to vote 1,962,674 shares of Common Stock.

            (b)   Percent of Class:

                        John N. Blackman, Jr.:   20.8 %;

                        Mark W. Blackman:        20.3 %;

                  The foregoing percentages are based on the 9,685,492 shares of Common Stock reported by the Company to be outstanding as of December 31, 1998.

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote:

                        John N. Blackman, Jr.: 1,918,174;

                        Mark W. Blackman: 1,847,798;

                  (ii)  shared power to vote or to direct the vote:

                        John N. Blackman, Jr., as trustee of trusts for minors, all of which own of record 92,822 shares of Common Stock, may be deemed to share the power to vote 2,010,996 shares of Common Stock;

                        Mark W. Blackman, as guardian of minors, together owning of record 54,876 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock may be deemed to share the power to vote 1,962,674 shares of Common Stock.

                  (iii) sole power to dispose or to direct the disposition of:

                        John N. Blackman, Jr.: 1,918,174 shares;
                        Mark W. Blackman, 1,847,798 shares;

                  (iv)  shared power to dispose or to direct the disposition of:


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                        John N. Blackman, Jr., as trustee of trusts for minors,
                        all of which own of record 92,822 shares of Common Stock, may be deemed to share the power to dispose or direct the disposition of 2,010,996 shares of Common Stock;

                        Mark W. Blackman, as guardian of minors, together owning of record 54,876 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock may be deemed to share the power to dispose or direct the disposition of 1,962,674 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class: No Change.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            No change.

Item 7. Identification and Classification of the subsidiary which acquired the Security being reported on by the Parent Holding Company:
            No change.


Item 8. Identification and Classification of the subsidiary which acquired the Security being reported on by the Parent Holding Company:

            No change.

Item 9.     Notice of Dissolution of Group: No change.

Item 10.    Certification: No change.

Signature

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.


February 13,  1999
                                    /s/ Mark W. Blackman
                                    ------------------------------
                                    Mark W. Blackman

February 13,  1999

                                    /s/ John N. Blackman, Jr.
                                    ------------------------------
                                    John N. Blackman, Jr.


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